82-2972

4#

02 SEP 16 AM 11:23

BANKINTER

www.ebankinter.com

SUPPL



financial summary

PROCESSED

SEP 2 0 2002

THOMSON FINANCIAL

dlw 9/18

BEST AVAILABLE COPY

ebankinter.com



1. Financial highlights

Thousands of €

	06/30/2002	06/30/2001	%	06/30/02 Million US$(1)
Total assets	22,070,055	21,877,810	0.88	22,014.88
Credit facilities and loans	15,909,172	15,181,495	4.79	15,869.40
Credit facilities and loans ex-securitization 10-01	17,127,228	15,181,495	12.82	17,084.41
Customer funds	15,808,361	16,328,517	-3.19	15,768.84
Off-balance-sheet managed funds	7,161,601	6,924,132	3.43	7,143.70
Basic income	263,233	240,021	9.67	262.57
Income before taxes	94,371	83,368	13.20	94.14
Net income attributed to the Group	56,098	48,491	15.69	55.96
BIS ratio	11.78%	11.09%	6.21	
Tier I capital	8.01%	7.72%	3.80	
Efficiency ratio	50.01%	51.81%	-3.47	
ROE	15.52%	14.31%	8.46	
ROA	0.52%	0.46%	13.04	
Number of shares	75,770,425	75,241,850	0.70	
Closing price	30.10	39.50	-23.80	
PER	19.53	29.65	-34.13	
Number of branches	282	278	1.44	
Number of employees (full-time equivalent)	2,947	2,948	-0.03	
Number of agents	1,080	1,446	-25.31	
Number of virtual branches	415	382	8.64	

(1) 1Euro=0.9975 US $



2. Introduction

The positive trend in the Bankinter Group's earnings continued in the first half of 2002, with an increase in its attributed net income of 15.69%. Disregarding the effect of the accrual of the cost of the premiums recorded by the Bank in the year in relation to the convertible debentures granted to its employees, income grew by 25.77%.

In a macroeconomic environment marked by the slowdown in growth and instability in the markets, Bankinter is reaffirming its strategic aims and setting itself targets for improvement in customer business through multi-channel banking, and for increasing the efficiency of its customer portfolio using cutting-edge technology tools. The result of this multi-channel strategy, together with an increase in lending, the increase in fees and cost control is the gradual growth of customer income, especially in Individual Banking where it rose by 62,96%, in addition to an increase in efficiency with respect to the same quarter in 2001, rising to 50.01%. ebankinter.com has consolidated itself as an active channel that drives typical business, with 398,189 customers who make over 17 million transactions each month, accounting for 42% of the Bank's total.

Earnings per share were €0.75, up 14.75% on the year-ago period.

Margins and earnings

Bankinter's income statement for the quarter ended June 30, 2002, reflects the growth of the main business margins: 10.88% in net interest income; 9.67% in basic margin; 1.33% in net ordinary revenue and 6.54% in net operating income.

The income from customer business for the quarter ended June 30, 2002, amounted to €76.85 million, up 16.86% on the corresponding period of 2001, evidencing the strength of the Bank's model.

The customer funds of €15,808 million as of June 30 were 3.19% lower than at the same date in 2001. The Bank's credit facilities and loans of €15,909 million were up 4.79% with respect to the 2001 figure (12.82% excluding the effect of the mortgage securitization performed in the last quarter of 2001).

The Bank's operating costs were affected by the new provision required by the Bank of Spain for the I and IV convertible debenture issues, which amounted to €4.89 million and will be recorded with a credit to reserves on the exchange dates, as a result of which these provisions do not affect the Bank's equity. In the absence of this provision, the decrease would have been 6.15% rather than 2.90%.

The nonperforming loans balance of €55.59 million was equivalent to 0.28% of the Bank's computable risk exposure, one of the lowest ratios of all European banks. Also, it should be taken into account that Bankinter's lending activity is completely focused on the Spanish market and therefore is not affected by the instability in foreign markets. Loan loss provisions increased by 29.52% with respect to the corresponding period of 2001 as a result of strong lending growth and of the new statistical allowance introduced by the Bank of Spain. The impact of the statistical loan loss coverage provision was €24.14 million. The loan loss coverage ratio was 442.73%.

The provision to the statistical allowance represents 25.58% of income for the period. The sum of this allowance and the general-purpose allowances represented 32.76% of pre-tax income for the year so far.

On July 6, Bankinter paid the first 2002 interim dividend of €0.21798 per share, an increase of 5% with respect to the first 2001 interim dividend.

3 Quality of service

ISN satisfaction scale	
Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

BY SEGMENTS


ISN
81
80
79
78
77
76
75
Jun 01
Jul
Sep
Oct
Nov
Dec
Jan 02
Feb
Mar
Apr
May
Jun 02
Small Businesses
Individuals
Private Banking
Corporate Banking

BY DISTRIBUTION CHANNEL


ISN
82
81
80
79
78
77
76
Jun 01
Jul
Sep
Oct
Nov
Dec
Jan 02
Feb
Mar
Apr
May
Jun 02
Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking





4.Customer activity

EVOLUTION OF TRANSACTIONS BY CHANNEL


Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network
Percentage of transactions
100
75
50
25
0
1998
1999
2000
2001
2ndQ 2002

NUMBER OF TRANSACTIONS


Millions of transactions
275
250
225
200
175
2ndQ 2000
2ndQ 2001
2ndQ 2002

In the first half of the year customer business increased notably; customers performed more than 268 million transactions, which represented growth of 12% compared with the corresponding period in 2001. This increase is a consequence of the success of Bankinter's multi-channel strategy in which more than 68% of customers contact the Bank through more than one channel, combining remote channels with in-person channels.

The trend in transactions in recent years shows the growing importance of the Internet as a channel; it accounts for 42% of transactions and is used by 57% of customers. Also, wireless phones are starting to make their presence felt as a supplementary channel.

Sales of products decreased by 10% with respect to the year-ago period, *although they increased* by 23% with respect to 2000. Cross-sales rose slightly to 5.78 products per customer.



4.Customer activity (cont.)

PRODUCTS SOLD


800
700
600
500
Thousands of products
2ndQ 2000
2ndQ 2001
2ndQ 2002

CUSTOMER BREAKDOWN BY CHANNEL


TELEPHONE 5%
INTERNET 6%
TELEPHONE + INTERNET 8%
OFFICE + INTERNET 14%
OFFICE + TELEPHONE 17%
OFFICE 21%
OFFICE +INTERNET +TELEPHONE 29%

PRODUCTS BY CUSTOMER


6.0
5.9
5.8
5.7
5.96
5.78
Number of products
Jun 01 Jul Ago Sep Oct Nov Dec Jan Feb Mar Apr May Jun02



CRM: COMMERCIAL ACTIVITY
PRODUCT OFFERING


450
300
150
0
Thousands of products
2ndQ 2001
2ndQ 2002

CRM: SUCCESS RATE


30
25
20
15
10
5
0
Percentage of success
23 %
Jun01 Jul Ago Sep Oct Nov Dec Jan Feb Mar Apr May Jun02

CRM (CUSTOMER RELATIONSHIP MANAGEMENT)

The improved management of commercial activity generated through CRM enabled Bankinter, with a lower volume of product offerings, to be much more efficient.

As a result of this policy, commercial activity generates greater added value for the Bank, which achieved an increase of 14% in customer loyalty and growth of 12% in the profitability of the customers to whom offerings were made under the CRM strategy.

The success rate continued the trend established in previous years.



5. Balance sheet



Thousands of €	06/30/2002	06/30/2001	Variation Amount	Variation %
Cash on hand and on deposit at central banks	169,475	158,630	10,845	6.84
Government debt securities	1,446,908	1,856,105	-409,197	-22.05
Due from banks	2,853,032	2,702,851	150,181	5.56
Credit facilities and loans	15,909,172	15,181,495	727,677	4.79
Fixed-income securities	648,650	788,418	-139,768	-17.73
Equity securities	152,272	147,400	4,872	3.31
Premises and equipment and intangibles	159,011	149,593	9,418	6.30
Treasury stock	15,424	15,427	-3	-0.02
Other assets	553,609	698,617	-145,008	-20.76
Accrual accounts	132,481	155,086	-22,605	-14.58
Losses at consolidated companies	30,021	24,188	5,833	24.12
Assets	**22,070,055**	**21,877,810**	**192,245**	**0.88**
Due to banks	3,761,937	3,158,327	603,610	19.11
Customer deposits	13,242,765	14,203,709	-960,944	-6.77
Marketable debt securities	2,565,596	2,124,808	440,788	20.74
Other liabilities	638,578	641,816	-3,238	-0.50
Accrual accounts	297,601	308,948	-11,347	-3.67
General risk allowance and other	224,430	164,361	60,069	36.55
Consolidated income	60,648	53,720	6,928	12.90
Subordinated liabilities	197,767	197,767	-	-
Minority interests	269,519	269,519	-	-
Paid-in capital	113,656	112,863	793	0.70
Reserves	634,352	594,391	39,961	6.72
Reserves at consolidated companies	63,206	47,581	15,625	32.84
Liabilities and shareholders' equity	**22,070,055**	**21,877,810**	**192,245**	**0.88**



6. Customer funds and lending

Thousands of €	06/30/2002	06/30/2001	Variation Amount	Variation %
CUSTOMER FUNDS				
Customer deposits	13,242,765	14,203,709	-960,944	-6.77
Government entities	159,060	888,684	-729,624	-82.10
Residents	12,639,364	12,938,027	-298,663	-2.31
Demand deposits	5,085,616	4,449,338	636,278	14.30
Savings deposits	108,058	103,720	4,338	4.18
Time deposits	3,674,123	5,078,340	-1,404,217	-27.65
Securities sold under repurchase agreement	3,771,567	3,306,629	464,938	14.06
Nonresidents	444,341	376,998	67,343	17.86
Marketable debt securities	2,565,596	2,124,808	440,788	20.74
Total	**15,808,361**	**16,328,517**	**-520,156**	**-3.19**
CREDIT FACILITIES AND LOANS				
Loans to government entities	43,916	26,354	17,562	66.64
Loans to resident borrowers	15,480,636	14,676,771	803,865	5.48
Commercial bills	1,079,903	1,135,938	-56,035	-4.93
Secured loans	10,740,188	9,904,384	835,804	8.44
Lease receivables	574,589	554,002	20,587	3.72
Other loans	3,085,956	3,082,447	3,509	0.11
Nonresident borrowers	535,430	593,424	-57,994	-9.77
Nonperforming loans	55,207	51,354	3,853	7.50
Subtotal	**16,115,189**	**15,347,903**	**767,286**	**5.00**
Loan loss allowance (excluding off-balance-sheet risks)	206,017	166,408	39,609	23.80
Total	**15,909,172**	**15,181,495**	**727,677**	**4.79**
Total ex-securitization 10-01	**17,127,228**	**15,181,495**	**1,945,733**	**12.82**



7.Analysis of credit risk

Thousands of €	06/30/2002	06/30/2001	Variation Amount	Variation %
Risk exposure	19,661,757	17,838,913	1,822,844	10.22
Total nonperforming balances	55,593	51,503	4,090	7.94
Total allowances	246,129	190,026	56,103	29.52
Mandatory allowances	244,129	189,273	54,856	28.98
Specific	31,033	31,849	-816	-2.56
General	213,096	157,424	55,672	35.36
Nonperforming loans/total risk exposure (%)	0.28	0.29	-0.01	-2.07
Recorded allowance/nonperforming loans (%)	442.73	368.96	73.77	19.99
Recorded allowance/unsecured nonperforming loans (%)	412.93	320.99	91.94	28.64

NONPERFORMING LOANS AND ALLOWANCES


246.13
55.59
250
200
150
100
50
0
Millions of euros
1998
1999
2000
2001
2ndQ 2002
Nonperforming loans
Allowances

VARIATION IN RECORDED ALLOWANCE/NONPERFORMING LOANS


442.73 %
450
400
350
300
250
200
Percentage
1998
1999
2000
2001
2ndQ 2002



8. Comparative income statements

Thousands of €	2002		2001		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**21,785,814**	**100**	**21,360,812**	**100**	**425,002**	**1.99**
Interest and similar revenues	480,044	4.45	560,818	5.29	-80,774	-14.40
of which: fixed-income securities	52,902	0.49	64,542	0.61	-11,640	-18.03
Interest and similar expenses	286,189	2.65	386,448	3.65	-100,259	-25.94
Equities portfolio revenues	425	-	849	0.01	-424	-49.94
Net interest income	**194,280**	**1.80**	**175,219**	**1.65**	**19,061**	**10.88**
Fees and commissions, net	68,953	0.64	64,802	0.62	4,151	6.41
Basic income	**263,233**	**2.44**	**240,021**	**2.27**	**23,212**	**9.67**
Revenue from financial transactions	13,378	0.12	32,971	0.31	-19,593	-59.42
Total net ordinary revenue	**276,611**	**2.56**	**272,992**	**2.58**	**3,619**	**1.33**
General administrative expenses	138,321	1.28	141,450	1.34	-3,129	-2.21
a) Personnel expenses	78,912	0.73	73,156	0.69	5,756	7.87
b) Other administrative expenses	59,409	0.55	68,294	0.65	-8,885	-13.01
Depreciation and write-down of tangible and intangible assets	11,159	0.10	11,608	0.11	-449	-3.87
Other operating items	3,126	0.03	2,328	0.02	798	34.28
Net operating income	**130,257**	**1.21**	**122,262**	**1.15**	**7,995**	**6.54**
Gains (losses) *on companies carried* by the *equity method*	8,471	0.08	3,742	0.04	4,729	126.38
Amortization of goodwill in consolidation	1,323	0.01	618	0.01	705	114.08
Gains (losses) on Group transactions	1,603	0.01	5,202	0.05	-3,599	-69.18
Write-offs and provisions for loan losses	33,275	0.31	36,065	0.34	-2,790	-7.74
of which: New Bank of Spain Circular	24,136	0.22	19,238	0.18	4,898	25.46
Write-down of long-term financial investments	91	-	1,191	0.01	-1,100	-92.36
Extraordinary income	-11,271	-0.11	-9,964	-0.09	-1,307	-13.12
Income before taxes	**94,371**	**0.87**	**83,368**	**0.79**	**11,003**	**13.20**
Corporate income tax	33,723	0.31	29,648	0.28	4,075	13.74
Net consolidated income	**60,648**	**0.56**	**53,720**	**0.51**	**6,928**	**12.90**
Income (loss) attributed to minority	4,550	0.04	5,229	0.05	-679	-12.99
Income (loss) attributed to the Group	**56,098**	**0.52**	**48,491**	**0.46**	**7,607**	**15.69**

9. Quarterly statements of income



Thousands of €	2002			2001			
		Variation					
	2nd Q	2Q02/2Q01	2Q02/1Q02	1st Q	4th Q	3rd Q	2nd Q
Interest and similar revenues	240,459	-15.69%	0.36%	239,585	262,556	280,828	285,192
of which: fixed-income securities	26,089	-19.60%	-2.70%	26,813	35,375	30,742	32,447
Interest and similar expenses	143,888	-26.18%	1.12%	142,301	162,179	188,947	194,920
Equities portfolio revenues	368	-50.67%	545.61%	57	89	374	746
Net interest income	**96,939**	**6.51%**	**-0.41%**	**97,341**	**100,466**	**92,255**	**91,018**
Fees and commissions, net	34,864	11.84%	2.27%	34,089	34,121	29,187	31,173
Basic income	**131,803**	**7.87%**	**0.28%**	**131,430**	**134,587**	**121,442**	**122,191**
Revenue from financial transactions	4,818	-71.72%	-43.71%	8,560	10,475	13,552	17,039
Total net ordinary revenue	**136,621**	**-1.87%**	**-2.41%**	**139,990**	**145,062**	**134,994**	**139,230**
General administrative expenses	72,221	-4.02%	9.26%	66,100	93,019	70,153	75,244
a) Personnel expenses	40,420	7.87%	5.01%	38,492	56,941	38,618	37,471
b) Other administrative expenses	31,801	-15.81%	15.19%	27,608	36,078	31,535	37,773
Depreciation and write-down of tangible and intangible assets	5,619	-4.54%	1.43%	5,540	5,723	5,831	5,886
Other operating items	1,815	73.52%	38.44%	1,311	842	599	1,046
Net operating income	**60,596**	**2.45%**	**-13.01%**	**69,661**	**47,162**	**59,609**	**59,146**
Gains (losses) on companies carried by the equity method	4,632	67.95%	20.66%	3,839	6,530	5,725	2,758
Amortization of goodwill in consolidation	659	111.22%	-0.75%	664	791	549	312
Gains (losses) on Group transactions	-491	-293.31%	-123.45%	2,094	66	-707	254
Write-offs and provisions for loan losses	17,198	-9.08%	6.97%	16,077	14,331	18,201	18,916
of which: New Bank of Spain Circular	12,410	35.13%	5.83%	11,726	5,609	9,935	9,183
Write-down of long-term financial investments	-21	-106.42%	-118.75%	112	4,605	363	327
Extraordinary income	-4,930	17.60%	22.25%	-6,341	10,965	-6,006	-4,192
Income before taxes	**41,971**	**9.27%**	**-19.90%**	**52,400**	**44,996**	**39,508**	**38,411**
Corporate income tax	15,032	6.11%	-19.58%	18,691	15,098	14,513	14,166
Net consolidated income	**26,939**	**11.11%**	**-20.08%**	**33,709**	**29,898**	**24,995**	**24,245**
Income (loss) attributed to minority	2,079	-21.04%	-15.86%	2,471	2,937	2,082	2,633
Income (loss) attributed to the Group	**24,860**	**15.03%**	**-20.42%**	**31,238**	**26,961**	**22,913**	**21,612**



Thousands of €	06/30/2002	06/30/2001	Variation Amount	Variation %
Customer segments	76,848	65,763	11,085	16.86%
PFS	5,180	5,215	-35	-0.67%
Private Banking	9,889	10,118	-229	-2.27%
Corporate Banking	19,639	20,799	-1,160	-5.58%
Individuals	31,981	19,625	12,357	62.96%
Small Businesses	10,159	10,006	153	1.53%
Capital market	2,430	8,637	-6,207	-71.86%
Other businesses	1,454	-2,193	3,647	166.28%
Corporate Center	-24,634	-23,715	-919	3.87%
Income after taxes attributed to the Group	**56,098**	**48,491**	**7,607**	**15.69%**
Pro memoria:				
Equalization reserve	24,136	19,238	4,898	25.46%
Mutual fund fees	32,780	35,413	-2,633	-7.44%





Thousands of €	06/30/2002	06/30/2001	Variation Amount	Variation %
FEES PAID				
Fees ceded to other entities and corresp.	10,926	10,618	308	2.90
Fees ceded to agents, virtual banking	14,644	16,145	-1,501	-9.30
Total fees paid	**25,570**	**26,763**	**-1,193**	**-4.46**
FEES RECEIVED				
Guarantees and L/C	6,567	6,548	19	0.29
Foreign exchange	3,757	3,795	-38	-1.00
Collections and payments	25,746	23,533	2,213	9.40
Trade notes and drafts	7,608	7,078	530	7.49
Demand deposits	1,950	2,066	-116	-5.61
Credit and debit cards	12,947	11,391	1,556	13.66
Checks	936	962	-26	-2.70
Payment orders	2,305	2,036	269	13.21
Securities services	14,039	14,566	-527	-3.62
Securities underwriting and placement	652	236	416	176.27
Securities purchases and sales	6,514	6,474	40	0.62
Administration and custody	6,873	7,856	-983	-12.51
Marketing of nonbank financial products	30,531	33,625	-3,094	-9.20
Of which: mutual fund mgt. fees	27,985	31,166	-3,181	-10.21
Other fees	13,883	9,498	4,385	46.17
Total fees received	**94,523**	**91,565**	**2,958**	**3.23**
FEES & COMMISSIONS, NET	**68,953**	**64,802**	**4,151**	**6.41**



12. Yields and costs

[data in %]	2002 weighting	2002 rate	2001 weighting	2001 rate
ASSETS				
Cash on hand and on deposit at central banks	0.96	2.95	0.97	3.65
Government debt securities	7.24	5.01	8.45	4.76
Due from banks	12.92	4.81	15.15	5.71
Credit facilities and loans	70.29	4.70	66.73	5.67
Fixed-income securities	3.14	4.04	3.88	5.34
Equity securities	0.83	0.47	0.64	1.26
Average earning assets	**95.38**	**4.66**	**95.82**	**5.53**
Premises and equipment and intangibles	0.74		0.70	
Other assets	3.88		3.48	
Average total assets	**100.00**	4.45	**100.00**	**5.30**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	15.57	4.41	17.34	5.20
Customer deposits	61.69	2.53	62.30	3.69
Deposits	44.62	2.25	48.79	3.46
Securities sold under repurchase agreement	17.07	3.25	13.51	4.51
Marketable debt securities	10.99	3.15	8.31	4.82
Subordinated liabilities	0.91	6.40	0.93	5.34
Average interest-bearing funds	**89.16**	**2.97**	**88.88**	**4.10**
Other liabilities	5.75		6.22	
Shareholders' equity	5.09		4.90	
Average total funds	**100.00**	**2.65**	**100.00**	**3.65**
Net interest margin		**1.80**		**1.65**

BASIC MARGIN


140
130
120
110
Millions of euros
2ndQ 2001
3rdQ 2001
4thQ 2001
1stQ 2002
2ndQ 2002

13. Shareholders' equity

Thousands of €	06/30/2002	06/30/2001	Variation Amount	Variation %
Paid-in capital and reserves	781,193	730,647	50,546	6.92
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-15,424	-15,427	3	-0.02
Intangible assets	-12,747	-5	-12,742	-
Tier I	**1,000,316**	**962,509**	**37,807**	**3.93**
Revaluation reserve	22,225	22,225	-	-
General allowances	47,307	39,690	7,617	19.19
Subordinated debt financing	185,747	197,767	-	-
Recorded general loan loss allowance	215,097	160,845	54,252	33.73
Tier II	**470,376**	**420,527**	**61,869**	**14.71**
Capital Base	**1,470,692**	**1,383,036**	**99,676**	**7.21**
Risk-weighted assets	12,482,656	12,467,824	14,832	0.12
Tier I capital (%)	8.01	7.72	0.29	3.80
Tier II capital (%)	3.77	3.37	0.40	11.72
BIS ratio (%)	11.78	11.09	0.69	6.21
Excess	472,080	385,610	86,470	22.42



14.Creation of shareholder value



Period per share data (€)	
Earnings per share	0.75
Dividend per share	0.45
Book value per share	11.25
Price at beginning of year	32.86
Low	28.86
High	36.43
Closing price	30.10
Appreciation in last quarter (%)	-13.75
Appreciation in last 12 months (%)	-23.80
Stock market ratios	
Price/Book value (times)	2.68
PER (price/earnings, times)	19.53
Number of shareholders	136,055
Number of shares	75,770,425
Average daily trading (number of shares)	188,600
Average daily trading (thousands of euros)	6,398

BANKINTER'S MARKET CAPITALIZATION TREND


4,000
3,000
2,000
1,000
Millions of €
87
90
93
96
99
2ndQ 02

15. People

Number of employees (*)	2,947
Average length of service of employees (in years)	11.19
Average age (in years)	37.04
Diversity in terms of men-women (%)	55.94 / 44.06
Employees who telework (%)	63.45
Internal job rotation (%)	22.80
External turnover (%)	5.32
Employees with university degrees and postgraduate studies (%)	63.35
Employees linking up to the Internet daily via the Bank's platform (%)	90.05

(*) Full-time equivalent



june 2002

Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel. +34 91 339 75 00
Fax. +34 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM



ebankinter.com

FINANCIAL HIGHLIGHTS

Thousand Euros	06/30/2002	06/30/2001	Variation Amount	%
Total assets	22.070.055	21.877.810	192.245	0,88
Credit facilities and loans	15.909.172	15.181.495	727.677	4,79
Credit facilities and loans ex securitization	17.127.228	15.181.495	1.945.733	12,82
Customer funds	15.808.361	16.328.517	-520.156	-3,19
Off-balance sheet managed funds	7.161.601	6.924.132	237.469	3,43
Basic income	263.233	240.021	23.212	9,67
Income before taxes	94.371	83.368	11.003	13,2
Net attributable income	56.098	48.491	7.607	15,69
Ratio BIS	11,78%	11,09%	0,69%	6,21
Tier I	8,01%	7,72%	0,29%	3,8
Cost to income	50,01%	51,81%	-1,80%	-3,47
ROE	15,52%	14,31%	1,21%	8,46
ROA	0,52%	0,46%	0,06%	13,04
Number of shares	75.770.425	75.241.850	528.575	0,7
Closing share price	30,10	39,50	-9,40	-23,8
P/E	19,53	29,65	-10,12	-34,13
Number of branches	282	278	4	1,44
Number of associates	2.947	2.948	-1	-0,03
Number of agents	1.080	1.446	-366	-25,31
Number of virtual branches	415	382	33	8,64

BALANCE SHEET

Thousand Euros	06/30/2002	06/30/2001	Variation Amount	%
Cash on hand and on deposit at central bank	169.475	158.630	10.845	6,84
Government debt secuties	1.446.908	1.856.105	-409.197	-22,05
Due from banks	2.853.032	2.702.851	150.181	5,56
Credit facilities and loans	15.909.172	15.181.495	727.677	4,79
Fixed-income securities	648.650	788.418	-139.768	-17,73
Equities securities	152.272	147.400	4.872	3,31
Premises and equiment and intangibles	159.011	149.593	9.418	6,30
Treasury stock	15.424	15.427	-3	-0,02
Other assets	553.609	698.617	-145.008	-20,76
Accrual accounts	132.481	155.086	-22.605	-14,58
Losses at consolidated companies	30.021	24.188	5.833	24,12
Assets	**22.070.055**	**21.877.810**	**192.245**	**0,88**
Due to banks	3.761.937	3.158.327	603.610	19,11
Customer deposits	13.242.765	14.203.709	-960.944	-6,77
Marketable debt securities	2.565.596	2.124.808	440.788	20,74
Other liabilities	638.578	641.816	-3.238	-0,50
Accrual accounts	297.601	308.948	-11.347	-3,67
General risk alllowance and other	224.430	164.361	60.069	36,55
Consolidated income	60.648	53.720	6.928	12,90
Subordinated liabilities	197.767	197.767	-	-
Minority interest	269.519	269.519	-	-
Paid-in capital	113.656	112.863	793	0,70
Reserves	634.352	594.391	39.961	6,72
Reserves at consolidated companies	63.206	47.581	15.625	32,84
Liabilities and shareholders equity	**22.070.055**	**21.877.810**	**192.245**	**0,88**

YIELD AND COSTS

	As of June 30th			
	2002		2001	
(%)	distribution	rate	distribution	rate
Cash on hand and on deposit at central bank	0,96	2,95	0,97	3,65
Government debt secuties	7,24	5,01	8,45	4,76
Due from banks	12,92	4,81	15,15	5,71
Credit facilities and loans	70,29	4,70	66,73	5,67
Fixed-income securities	3,14	4,04	3,88	5,34
Equities securities	0,83	0,47	0,64	1,26
Average earnings assets	**95,38**	**4,66**	**95,82**	**5,53**
Premises and equiment and intangibles	0,74		0,70	
Other assets	3,88		3,48	
Average total assets	**100**	**4,45**	**100**	**5,30**
Due to banks	15,57	4,41	17,34	5,20
Customer deposits	61,69	2,53	62,30	3,69
Core deposits	44,62	2,25	48,79	3,46
Repos	17,07	3,25	13,51	4,51
Marketable debt securities	10,99	3,15	8,31	4,82
Subordinated liabilities	0,91	6,40	0,93	5,34
Average interest bearing funds	**89,16**	**2,97**	**88,88**	**4,10**
Other liabilities	5,75		6,22	
Equity	5,09		4,90	
Average total funds	**100,00**	**2,65**	**100,00**	**3,65**
Net interest income		**1,80**		**1,65**

CUSTOMER DEPOSITS

Thousand Euros	06/30/2002	06/30/2001	Variation Amount	%
Deposits	13.242.765	14.203.709	-960.944	-6,77
Government entities	159.060	888.684	-729.624	-82,10
Residents	12.639.364	12.938.027	-298.663	-2,31
Checking accounts	5.085.616	4.449.338	636.278	14,30
Saving accounts	108.058	103.720	4.338	4,18
Time deposits	3.674.123	5.078.340	-1.404.217	-27,65
Repos	3.771.567	3.306.629	464.938	14,06
Nonresidents	444.341	376.998	67.343	17,86
Marketable debt securities	2.565.596	2.124.808	440.788	20,74
Total	**15.808.361**	**16.328.517**	**-520.156**	**-3,19**

OFF-BALANCE SHEET FUNDS

Thousand Euros	06/30/2002	06/30/2001	Variation Amount	%
Mutual funds	5.422.538	5.031.469	391.069	7,77
Pension funds	410.324	366.274	44.050	12,03
Commercial paper	25.403	25.403	-	-
Treasury bond to maturity	238.121	301.768	-63.647	-21,09
Wealth management	1.065.215	1.199.217	-134.002	-11,17
Total off-balance sheet funds	**7.161.601**	**6.924.132**	**237.469**	**3,43**

CREDIT AND LOANS

Thousand Euros	*06/30/2002*	*06/30/2001*	Variation *Amount*	%
Lending to government entities	43.916	26.354	17.562	66,64
Lending to residents	15.480.636	14.676.771	803.865	5,48
Commercial bills	1.079.903	1.135.938	-56.035	-4,93
Secured loans	10.740.188	9.904.384	835.804	8,44
Leasing	574.589	554.002	20.587	3,72
Other credit facilities	3.085.956	3.082.447	3.509	0,11
Lending to nonresident borrowers	535.430	593.424	-57.994	-9,77
Nonperforming loans	55.207	51.354	3.853	7,50
Subtotal	**16.115.189**	**15.347.903**	**767.286**	**5,00**
Loan loss allowance (-)	206.017	166.408	39.609	23,80
Total	**15.909.172**	**15.181.495**	**727.677**	**4,79**
Total nonperformers	55.593	51.503	4.090	7,94
Recorded loan loss allowance	246.129	190.026	56.103	29,52
% Recorded alowance/ Nonperforming loans	442,73	368,96	73,77	19,99
% Nonperforming loans/ Total risk exposure	0,28	0,29	-0,01	-3,45
Total credit and loans ex securitization (gross)	***17.127.228***	***15.181.495***	***1.945.733***	***12,82***
Secured loans ex securitization (gross)	***12.137.505***	***10.035.382***	***2.102.123***	***20,95***

FEES

Thousand Euros	06/30/2002	06/30/2001	Variation Amount	%
Fees paid to other banks	10.926	10.618	308	2,90
Fees paid to agents , virtual banking	14.644	16.145	-1.501	-9,30
Total fees paid	**25.570**	**26.763**	**-1.193**	**-4,46**
Guarantee and L/C	6.567	6.548	19	0,29
Foreign exchange	3.757	3.795	-38	-1,00
Payment and collection services	25.746	23.533	2.213	9,40
Comercial bills	7.608	7.078	530	7,49
Sight accounts	1.950	2.066	-116	-5,61
Debit and credit cards	12.947	11.391	1.556	13,66
Checks	936	962	-26	-2,70
Payment orders	2.305	2.036	269	13,21
Equity services	14.039	14.566	-527	-3,62
Underwritting and management fees	652	236	416	176,27
Buy/sell orders	6.514	6.474	40	0,62
Custody and administration	6.873	7.856	-983	-12,51
Non-banking financial products	30.531	33.625	-3.094	-9,20
of which: mutual fund fees	27.985	31.166	-3.181	-10,21
Other fees	13.883	9.498	4.385	46,17
Total fees collected	**94.523**	**91.565**	**2.958**	**3,23**
Fees and commissions net	**68.953**	**64.802**	**4.151**	**6,41**

COMPARATIVE INCOME STATEMENTS

Thousand Euros	2002 Amount	% o/ATAs	2001 Amount	% o/ ATAs	Variation Amount	Variation %
Average total assets	**21.785.814**	**100**	**21.360.812**	**100**	**425.002**	**1,99**
Interest revenue	480.044	4,45	560.818	5,29	-80.774	-14,40
of which : fixed-income securities	52.902	0,49	64.542	0,61	-11.640	-18,03
Interest expense	286.189	2,65	386.448	3,65	-100.259	-25,94
Revenue from equity portfolio	425	0,00	849	0,01	-424	-49,94
Net interest income	**194.280**	**1,80**	**175.219**	**1,65**	**19.061**	**10,88**
Fees and commissions net	68.953	0,64	64.802	0,62	4.151	6,41
Basic income	**263.233**	**2,44**	**240.021**	**2,27**	**23.212**	**9,67**
Revenue from financial transactions	13.378	0,12	32.971	0,31	-19.593	-59,42
Ordinary income	**276.611**	**2,56**	**272.992**	**2,58**	**3.619**	**1,33**
Operating expenses	138.321	1,28	141.450	1,34	-3.129	-2,21
a) Personnel	78.912	0,73	73.156	0,69	5.756	7,87
b) General and administrative	59.409	0,55	68.294	0,65	-8.885	-13,01
Depreciation and writte-downs	11.159	0,10	11.608	0,11	-449	-3,87
Other operating items	3.126	0,03	2.328	0,02	798	34,28
Operating Income	**130.257**	**1,21**	**122.262**	**1,15**	**7.995**	**6,54**
Income of companies-equity method	8.471	0,08	3.742	0,04	4.729	126,38
Amortization of goodwill in consolidation	1.323	0,01	618	0,01	705	114,08
Income from group transactions	1.603	0,01	5.202	0,05	-3.599	-69,18
Writte-offs and provsions for loan losses	33.275	0,31	36.065	0,34	-2.790	-7,74
of which: New Circular from Bank of Spain	24.136	0,22	19.238	0,18	4.898	25,46
Writte-down of long term financial investments	91	0,00	1.191	0,01	-1.100	-92,36
Extraordinary income	-11.271	-0,11	-9.964	-0,09	-1.307	-13,12
Income before taxes	**94.371**	**0,87**	**83.368**	**0,79**	**11.003**	**13,20**
Corporate income tax	33.723	0,31	29.648	0,28	4.075	13,74
Net consolidated income	**60.648**	**0,56**	**53.720**	**0,51**	**6.928**	**12,90**
Minority interest	4.550	0,04	5.229	0,05	-679	-12,99
Net attibutable income	**56.098**	**0,52**	**48.491**	**0,46**	**7.607**	**15,69**

As of June 30th

QUARTERLY INCOME STATEMENT

Thousand Euros	2002 2Q02	Variation (%) 2Q02/2Q01	Variation (%) 2Q02/1Q02	2002 1Q	2001 4Q	2001 3Q	2001 2Q
Interest revenue	240.459	-15,69%	0,4%	239.585	262.556	280.828	285.192
of which : fixed-income securities	26.089	-19,60%	-2,7%	26.813	35.375	30.742	32.447
Interest expense	143.888	-26,18%	1,1%	142.301	162.179	188.947	194.920
Revenue from equity portfolio	368	-50,67%	545,6%	57	89	374	746
Net interest income	**96.939**	**6,51%**	**-0,4%**	**97.341**	**100.466**	**92.255**	**91.018**
Fees and commissions net	34.864	11,84%	2,3%	34.089	34.121	29.187	31.173
Basic income	**131.803**	**7,87%**	**0,3%**	**131.430**	**134.587**	**121.442**	**122.191**
Revenue from financial transactions	4.818	-71,72%	-43,7%	8.560	10.475	13.552	17.039
Ordinary income	**136.621**	**-1,87%**	**-2,4%**	**139.990**	**145.062**	**134.994**	**139.230**
Operating expenses	72.221	-4,02%	9,3%	66.100	93.019	70.153	75.244
a) Personnel	40.420	7,87%	5,0%	38.492	56.941	38.618	37.471
b) General and administrative	31.801	-15,81%	15,2%	27.608	36.078	31.535	37.773
Depreciation and writte-downs	5.619	-4,54%	1,4%	5.540	5.723	5.831	5.886
Other operating items	1.815	73,52%	38,4%	1.311	842	599	1.046
Operating Income	**60.596**	**2,45%**	**-13,0%**	**69.661**	**47.162**	**59.609**	**59.146**
Income of companies-equity method	4.632	67,95%	20,7%	3.839	6.530	5.725	2.758
Amortization of goodwill in consolidation	659	111,22%	-0,8%	664	791	549	312
Income from group transactions	-491	-293,31%	-123,4%	2.094	66	-707	254
Writte-offs and provsions for loan losses	17.198	-9,08%	7,0%	16.077	14.331	18.201	18.916
of which: New Circular from Bank of Spain	12.410	35,13%	5,8%	11.726	5.609	9.935	9.183
Writte-down of long term financial investments	-21	-106,42%	-118,8%	112	4.605	363	327
Extraordinary income	-4.930	17,60%	22,3%	-6.341	10.965	-6.006	-4.192
Income before taxes	**41.971**	**9,27%**	**-19,9%**	**52.400**	**44.996**	**39.508**	**38.411**
Corporate income tax	15.032	6,11%	-19,6%	18.691	15.098	14.513	14.166
Net consolidated income	**26.939**	**11,11%**	**-20,1%**	**33.709**	**29.898**	**24.995**	**24.245**
Minority interest	2.079	-21,04%	-15,9%	2.471	2.937	2.082	2.633
Net attibutable income	**24.860**	**15,03%**	**-20,4%**	**31.238**	**26.961**	**22.913**	**21.612**

CONTRIBUTION BY BUSINESS

Thousand Euros	06/30/2002	06/30/2001	variation Amount	%
Customers business divisions	**76.848**	**65.763**	**11.085**	**16,86%**
Personal Finance	5.180	5.215	-35	-0,67%
Private Banking	9.889	10.118	-229	-2,27%
Corporate Banking	19.639	20.799	-1.160	-5,58%
Individuals	31.981	19.625	12.357	62,96%
Small and Medium Companies	10.159	10.006	153	1,53%
Capital Markets	**2.430**	**8.637**	**-6.207**	**-71,86%**
Other businesses	**1.454**	**-2.193**	**3.647**	**166,28%**
Corporate Center	**-24.634**	**-23.715**	**-919**	**3,87%**
Net attributable income	**56.098**	**48.491**	**7.607**	**15,69%**
Pro-memoria				
FECI (New Circular from BoS)	24.136	19.238	4.898	25,46%
Asset management fees	32.780	35.413	-2.633	-7,44%

SHAREHOLDERS EQUITY

Thousand Euros	31/06/2002	31/06/2001	importe	%
Pai-in capital and reserves	781.193	730.647	50.546	6,92
Minority interest	269.519	269.519	-	-
Revaluation reserve	-22.225,00	-22.225,00	-	-
Treasury stock	-15.424,00	-15.427,00	3,00	-0,02
Intangible assets	-12.746,90	-5,00	-12.741,90	254838
Core capital	**1.000.316**	**962.509**	**37.807**	**3,93**
Revaluation reserve	22.225	22.225	-	-
General allowances	47.307	39.690	7.617	19,19
Subordinated debt financing	185.747	197.767	-	-
Recorded general loan loss allowance	215.097	160.845	54.252	33,73
Supplementary capital	**470.376**	**420.527**	**61.869**	**14,71**
Total Equity	**1.470.692**	**1.383.036**	**99.676**	**7,21**
Risk-weighted assets	12.482.656	12.467.824	14.832	0,12
Tier I (%)	8	8	0	3,8
Tier II (%)	4	3	0	11,72
BIS ratio (%)	12	11	1	6,21
Excess	472.080	385.610	86.470	22,42

SHAREHOLDERS VALUE

Period share data (Euros)	
EPS	0,75
DPS	0,45
Book value	11,25
Low	28,86
High	36,43
Last	30,10
Year to date performance (%)	-13,75
YoY performance (%)	-23,80
Stock Market ratios	
Price/ Book value	2,68
P/E	19,53
Number of stockholders	136.055
Number of shares outstanding	75.770.425
Average number of shares traded daily	188.600
Average daily trading volumen (Thousand euros)	6.398

ASSOCIATES

Number of associates	2.947
Average length of service (years)	11,19
Average age (years)	37,04
Male/Female (%)	55,94 / 44,06
Teleworkers (%)	63,45
Internal turnover (%)	22,8
External turnover (%)	5,32
University graduates (%)	63,35
Number of assocaites accesing to Internet daily (%)	90,05

BALANCE PUBLICO INDIVIDUAL

31 de Mayo de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		273.288
1.1. Caja	53.033	
1.2. Banco de España	191.959	
1.3. Otros bancos centrales	28.296	
2. DEUDAS DEL ESTADO (a)		1.668.586
3. ENTIDADES DE CREDITO		2.624.752
3.1. A la vista	86.289	
3.2. Otros créditos	2.538.463	
4. CREDITOS SOBRE CLIENTES		15.595.315
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		659.853
5.1. De emisión pública	10.394	
5.2. Otros emisores	649.459	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		33.533
7. PARTICIPACIONES		3.983
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.983	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		121.878
8.1. En entidades de crédito	0	
8.2. Otras	121.878	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		107.886
10.1. Terrenos y edificios de uso propio	40.687	
10.2. Otros inmuebles	9.302	
10.3. Mobiliario, instalaciones y otros	57.897	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.263
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		510.975
14. CUENTAS DE PERIODIFICACION		114.141
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.725.453
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.050.304
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.908.190	
1.4. Otros pasivos contingentes	142.114	

BALANCE PUBLICO INDIVIDUAL

31 de Mayo de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		273.288
1.1. Caja	53.033	
1.2. Banco de España	191.959	
1.3. Otros bancos centrales	28.296	
2. DEUDAS DEL ESTADO (a)		1.668.586
3. ENTIDADES DE CREDITO		2.624.752
3.1. A la vista	86.289	
3.2. Otros créditos	2.538.463	
4. CREDITOS SOBRE CLIENTES		15.595.315
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		659.853
5.1. De emisión pública	10.394	
5.2. Otros emisores	649.459	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		33.533
7. PARTICIPACIONES		3.983
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.983	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		121.878
8.1. En entidades de crédito	0	
8.2. Otras	121.878	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		107.886
10.1. Terrenos y edificios de uso propio	40.687	
10.2. Otros inmuebles	9.302	
10.3. Mobiliario, instalaciones y otros	57.897	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.263
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		510.975
14. CUENTAS DE PERIODIFICACION		114.141
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.725.453
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.050.304
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.908.190	
1.4. Otros pasivos contingentes	142.114	

BALANCE PUBLICO INDIVIDUAL

30 de Junio de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		169.475
1.1. Caja	53.072	
1.2. Banco de España	92.569	
1.3. Otros bancos centrales	23.834	
2. DEUDAS DEL ESTADO (a)		1.444.046
3. ENTIDADES DE CREDITO		2.849.828
3.1. A la vista	141.690	
3.2. Otros créditos	2.708.138	
4. CREDITOS SOBRE CLIENTES		15.939.495
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		648.650
5.1. De emisión pública	13.207	
5.2. Otros emisores	635.443	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		13.106
7. PARTICIPACIONES		3.745
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.745	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		109.607
8.1. En entidades de crédito	0	
8.2. Otras	109.607	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		108.182
10.1. Terrenos y edificios de uso propio	40.608	
10.2. Otros inmuebles	10.332	
10.3. Mobiliario, instalaciones y otros	57.242	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.663
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		531.979
14. CUENTAS DE PERIODIFICACION		124.647
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.954.423
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.050.507
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.906.128	
1.4. Otros pasivos contingentes	144.379	

BALANCE PUBLICO INDIVIDUAL

30 de Junio de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		169.475
1.1. Caja	53.072	
1.2. Banco de España	92.569	
1.3. Otros bancos centrales	23.834	
2. DEUDAS DEL ESTADO (a)		1.444.046
3. ENTIDADES DE CREDITO		2.849.828
3.1. A la vista	141.690	
3.2. Otros créditos	2.708.138	
4. CREDITOS SOBRE CLIENTES		15.939.495
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		648.650
5.1. De emisión pública	13.207	
5.2. Otros emisores	635.443	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		13.106
7. PARTICIPACIONES		3.745
7.1. En entidades de crédito	0	
7.2. Otras participaciones	3.745	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		109.607
8.1. En entidades de crédito	0	
8.2. Otras	109.607	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		108.182
10.1. Terrenos y edificios de uso propio	40.608	
10.2. Otros inmuebles	10.332	
10.3. Mobiliario, instalaciones y otros	57.242	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.663
Pro memoria: nominal		1.555
13. OTROS ACTIVOS		531.979
14. CUENTAS DE PERIODIFICACION		124.647
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.954.423
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		3.050.507
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.906.128	
1.4. Otros pasivos contingentes	144.379	

#1

BALANCE PUBLICO INDIVIDUAL

30 de Abril de 2002

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		184.559
1.1. Caja	56.693	
1.2. Banco de España	94.758	
1.3. Otros bancos centrales	33.108	
2. DEUDAS DEL ESTADO (a)		1.573.164
3. ENTIDADES DE CREDITO		2.840.227
3.1. A la vista	104.674	
3.2. Otros créditos	2.735.553	
4. CREDITOS SOBRE CLIENTES		15.522.405
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		659.109
5.1. De emisión pública	9.137	
5.2. Otros emisores	649.972	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		38.496
7. PARTICIPACIONES		4.052
7.1. En entidades de crédito	0	
7.2. Otras participaciones	4.052	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		122.439
8.1. En entidades de crédito	0	
8.2. Otras	122.439	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		108.667
10.1. Terrenos y edificios de uso propio	40.711	
10.2. Otros inmuebles	8.963	
10.3. Mobiliario, instalaciones y otros	58.993	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.611
Pro memoria: nominal		1.572
13. OTROS ACTIVOS		552.517
14. CUENTAS DE PERIODIFICACION		108.005
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		21.725.251
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		2.958.336
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	2.844.774	
1.4. Otros pasivos contingentes	113.562	

BALANCE PUBLICO INDIVIDUAL

30 de Abril de 2002

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		3.415.642
1.1. A la vista	174.840	
1.2. A plazo o con preaviso	3.240.802	
2. DEBITOS A CLIENTES		14.599.828
2.1. Depósitos de ahorro	10.389.433	
2.1.1. A la vista	5.073.219	
2.1.2. A plazo	5.316.214	
2.2. Otros débitos	4.210.395	
2.2.1. A la vista	0	
2.2.2. A plazo	4.210.395	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.445.331
3.1. Bonos y obligaciones en circulación	326.625	
3.2. Pagarés y otros valores	1.118.706	
4. OTROS PASIVOS		675.817
5. CUENTAS DE PERIODIFICACION		266.186
6. PROVISIONES PARA RIESGOS Y CARGAS		140.563
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	140.563	
6. bis. FONDO PARA RIESGOS GENERALES		47.307
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		467.286
9. CAPITAL SUSCRITO		113.377
10. PRIMAS DE EMISION		235.900
11. RESERVAS		295.787
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		21.725.251
CUENTAS DE ORDEN		
2. COMPROMISOS		3.365.827
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	3.313.166	
2.3. Otros compromisos	52.661	
SUMA CUENTAS DE ORDEN		6.324.163

#3.

NEWS RELEASE — ***From: BANKINTER,S.A.***

Contact: Jose Luis Vega — Tel: + 34 91 6234341

jlvegar@bankinter.es

Maru Alonso — Tel : + 34 91 6234336

mlalonso@bankinter.es

BANKINTER PAYS ITS THIRD 2001 INTERIM DIVIDEND

Madrid, June 12th 2002 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on July 6Th 2002, it will pay its first 2002 interim dividend of 0.21798 Euros gross per share representing a net amount of 0.1787436 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.